Exhibit 99.1

ProQR Nominates Martin Maier, PhD to Board and Announces Annual Meeting of Shareholders to be Held May 22, 2024

LEIDEN, Netherlands & CAMBRIDGE, Mass., April 23, 2024 – ProQR Therapeutics NV. (Nasdaq: PRQR) (ProQR), a company dedicated to changing lives through transformative RNA therapies based on its proprietary Axiomer™ RNA editing technology platform, today announced the Annual General Meeting (AGM) of Shareholders will take place on Wednesday, May 22, 2024 at 1630 CET (10:30am EDT) at the offices of Allen & Overy LLP, in Amsterdam, the Netherlands.

All relevant documents and information for the meeting, including the notice and agenda and explanatory notes, are or will be made available in the “Investors & Media” section of ProQR’s website (www.proqr.com) under “Financials and filings” and then “Shareholder meeting”. The documents will also be made available on the SEC’s website at www.sec.gov. Shareholders that wish to attend should register as described in the notice and agenda.

As part of the AGM, Martin Maier, PhD, is nominated for appointment as a non-executive Board Member for a period of four years. Dr. Maier is Senior Vice President Research heading the Oncology group at Alnylam Pharmaceuticals. Since joining Alnylam in 2006, Dr. Maier has contributed to the development of lipid nanoparticles and GalNAc conjugates, two clinically validated platforms for siRNA delivery, as well as the advancement of multiple therapeutic programs to development, which has resulted in the approval of five RNAi therapeutics to date, including the approval of ONPATTRO™, the first-ever RNAi therapeutic and GIVLAARI™, the first GalNAc conjugate. He received his PhD in Organic Chemistry in 1997 from University of Tübingen, Germany with Professor Ernst Bayer. After his postdoctoral research at Isis (now Ionis) Pharmaceuticals, he assumed a permanent position working on novel chemistries and delivery systems for antisense oligonucleotides. Dr. Maier has more than 25 years of experience in the field of oligonucleotide therapeutics in both, ASO and RNAi platforms and authored more than 90 peer-reviewed scientific publications, reviews and book chapters and is the inventor on more than 40 issued patents. Dr. Maier is a current member of ProQR’s Scientific Advisory Board.

“We’re very pleased to nominate Martin Maier to our Board” said Daniel A. de Boer, Founder and CEO. “Martin’s significant knowledge in the field of RNA platforms, delivery technology, and involvement in multiple RNA product approvals over the course of his tenure with Alnylam, will be important perspective in guiding the Company in the translation of Axiomer, our leading RNA editing platform technology, to the clinic. His expertise is highly complementary to our other Board members, and particularly important as we prepare for our first editing oligonucleotide programs to enter the clinic.”

Additionally, the Company intends to change the Board structure from a two-tier structure to a one-tier Board, which is more common in the biotechnology industry, particularly amongst US and NASDAQ-listed companies.

Having chaired our Board for the past 10 years, and in view of his tenure ending at the AGM 2026 Dinko Valerio, PhD, has elected to step down as chairperson and continue as a regular Board member. The Board will appoint James Shannon, MD, as chairperson of the Board as of the AGM.

“We have been fortunate to have our co-founder Dinko chair our Board since our inception and are pleased that he will stay on the Board following his re-appointment. Given his profound understanding of the industry, our Company, and science, Dinko’s voice on the Board will continue to be instrumental,” said Mr. De Boer.

The anticipated Board composition following the AGM is:

•	James Shannon, MD, Chairperson (non-executive)
•	René Beukema, Chief Corporate Development Officer and General Counsel (executive)
•	Daniel de Boer, Founder and Chief Executive Officer (executive)
•	Begoña Carreño, PhD (non-executive)
•	Bart Filius (non-executive)
•	Theresa Heggie (non-executive)
•	Alison Lawton (non-executive)
•	Martin Maier, PhD (non-executive)
•	Gerard Platenburg, Chief Scientific Officer (executive)
•	Dinko Valerio, PhD (non-executive)

About Axiomer™

ProQR is pioneering a next-generation RNA base editing technology called Axiomer™, which could potentially yield a new class of medicines for diverse types of diseases. Axiomer™ “Editing Oligonucleotides”, or EONs, mediate single nucleotide changes to RNA in a highly specific and targeted way using molecular machinery that is present in human cells called ADAR (Adenosine Deaminase Acting on RNA). Axiomer™ EONs are designed to recruit and direct endogenously expressed ADARs to change an Adenosine (A) to an Inosine (I) in the RNA – an Inosine is translated as a Guanosine (G) – correcting an RNA with a disease-causing mutation back to a normal (wild type) RNA, modulating protein expression, or altering a protein so that it will have a new function that helps prevent or treat disease.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA therapies. ProQR is pioneering a next-generation RNA technology called Axiomer™, which uses a cell’s own editing machinery called ADAR to make specific single nucleotide edits in RNA to reverse a mutation or modulate protein expression and could potentially yield a new class of medicines for both rare and prevalent diseases with unmet need. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

Learn more about ProQR at www.proqr.com.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding our business, technology, strategy, our Axiomer platform , including the continued development and advancement of our Axiomer platform, the therapeutic potential of our Axiomer RNA editing oligonucleotides, and the potential of our technologies and product candidates. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. These risks and uncertainties include, among others, the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners whose operations and activities may be slowed or halted shortage and pressure on supply and logistics on the global market; the likelihood of our preclinical and clinical programs being initiated and executed on timelines provided and reliance on our contract research organizations and predictability of timely enrollment of subjects and patients to advance our clinical trials and maintain their own operations; our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer; the potential for future data to alter initial and preliminary results of early-stage clinical trials; the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs; the ability to secure, maintain and realize the intended benefits of collaborations with partners, including the collaboration with Lilly; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; general business, operational, financial and accounting risks, and risks related to litigation and disputes with third parties; and risks related to macroeconomic conditions and market volatility resulting from global economic developments, geopolitical instability and conflicts. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

For ProQR Therapeutics N.V.

Investor contact:

Sarah Kiely

ProQR Therapeutics

N.V. T: +1 617 599 6228

skiely@proqr.com

or

Peter Kelleher

LifeSci Advisors

T: +1 617 430 7579

pkelleher@lifesciadvisors.com

Media contact:

Robert Stanislaro

FTI Consulting

T: +1 212 850 5657

robert.stanislaro@fticonsulting.com